Filed by Center Trust, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Center Trust, Inc.
Commission File No. 1-12588

CENTER TRUST STOCKHOLDERS APPROVE MERGER
WITH PAN PACIFIC RETAIL PROPERTIES

MANHATTAN BEACH, CA., January 16, 2003 – Center Trust, Inc. (NYSE: CTA) announced today that its stockholders have approved the proposed merger with Pan Pacific Retail Properties, Inc. (NYSE: PNP). At Center Trust’s special meeting of stockholders yesterday, more than 86% of the outstanding shares of Center Trust common stock, or 99.7% of all votes cast, were voted in favor of the merger. The merger was approved by more than 98% of the voted shares not owned by Center Trust management or Prometheus Western Retail, LLC. Center Trust and Pan Pacific expect the merger to close on January 17, 2003.

In the merger, each share of Center Trust common stock will be converted into the right to receive 0.218 shares of Pan Pacific common stock. The merger is intended to qualify as a tax-free reorganization.

About Center Trust
Center Trust, a fully integrated, self-managed real estate investment trust (REIT), is a leading developer, owner and manager of retail shopping centers in the Western United States. Center Trust owns or controls a portfolio of 31 retail properties, comprised of 27 open-air, anchored shopping centers, 2 regional malls and 2 single tenant facilities, encompassing 7.4 million square feet.

About Pan Pacific
Pan Pacific is an equity REIT traded on the New York Stock Exchange under the symbol PNP. Pan Pacific is the largest neighborhood shopping center REIT on the West Coast. As of September 30, 2002, Pan Pacific’s portfolio totaled 108 shopping centers, encompassing 16.0 million square feet of retail space, which was 97.1% leased to 2,539 retailers. The portfolio is diversified across five Western U.S. markets: Northern California, Southern California, Washington, Oregon and Nevada.

Pan Pacific focuses on creating long-term stockholder value by specializing in the acquisition, ownership and management of community and neighborhood shopping centers for everyday essentials. Pan Pacific’s strategy is aimed at providing stockholders with long-term stable cash flow through maintaining a diverse portfolio and tenant base, balanced with consistent growth through implementing its acquisition and property management programs.

Pan Pacific is headquartered in Vista (San Diego) California, and has regional offices located in Sacramento, California; Kent, Washington; Portland, Oregon; and Las Vegas, Nevada.

For further information, please contact;
Elizabeth Saghi
EAS & Associates
(805) 884-0185
eas17@cox.net

Pan Pacific has filed a registration statement with the Securities and Exchange Commission in connection with the proposed Merger. The registration statement includes a proxy statement/prospectus that was sent to Center Trust stockholders seeking their approval of the proposed Merger. A supplement to the proxy statement/prospectus was also sent to Center Trust stockholders seeking their approval of the proposed Merger. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CENTER TRUST, PAN PACIFIC AND THE MERGER. The registration statement containing the proxy statement/prospectus and other documents may be obtained free of charge at the SEC’s web site, www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained free of charge from Pan Pacific by directing a request to Pan Pacific at 1631 South Melrose Drive, Suite B, Vista, California 92083, Attention: Carol Merriman; and from Center Trust by directing a request to Center Trust at 3500 Sepulveda Boulevard, Manhattan Beach, California 90266, Attention: Stuart Gulland.

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